CANTERBURY





                    INFORMATION






                    TECHNOLOGY





                    INC.





1998 ANNUAL REPORT

CANTERBURY INFORMATION TECHNOLOGY, INC.
NASDAQ NATIONAL MARKET: CITI

                     Dear Fellow Stockholders

In fiscal 1998, Canterbury reported a profitable year, earning ten cents per share. This profitability was expected since we reported in 1997 that we had recorded the final charges and reserves associated with the reengineering of our Company and its subsidiaries.

In fiscal 1998, Canterbury's net cash provided by continuing operations was positive for the fourth consecutive year. For the fiscal years ending November 30, 1995, 1996, 1997 and 1998, Canterbury reported total cash flow from continuing operations in excess of $4,800,000. This figure is net of dollars spent to expand CALC/Canterbury's technical training and consulting division and to begin to develop CALC Web University, which is projected to begin offering training courses over the Internet by the fourth quarter of fiscal 1999.

As of the close of fiscal 1998, Canterbury's net worth was $16,599,786 and our total assets were $25,700,415. Our bank term debt, which had been $8,300,000 as a result of our purchase of CALC/Canterbury Corp. in June of 1994 had been reduced to $1,221,000 as of November 30, 1998. (As of August 1, 1999 our bank term debt had been further reduced to $385,125.)

Subsequent events:

* In January 1999, ATM/Canterbury Corp, a wholly owned subsidiary of Canterbury Information Technology, Inc., announced that Bank of America had signed a contract to purchase a corporate license for Master Trak software, including the Easy Imaging module. Master Trak is a barcode records management system developed by ATM/Canterbury. Using Master Trak to track the physical movement of loan files increases efficiencies, and allows for uniform internal help desk support within corporate record centers as well as entire organizations.

* In April of 1994, Canterbury announced that it was initiating an aggressive acquisition search and that we would only consider profitable, well-managed companies that would add to the products and services we can offer or would match our existing expertise. Although we have not consummated an acquisition since 1997, we are now in the position to actively search for acquisition candidates in the information technology sector.

* In May, 1999, Canterbury reported that its wholly owned subsidiary CALC/Canterbury Corp. planned to roll out its own Web-based training content to be delivered under the auspices of CALC Web University. Interactive online content is scheduled to be available as early as the fourth quarter of fiscal 1999. Through CALC Web University, the various Canterbury companies intend to design both technical and management based courses that can be can be available to anyone, anywhere in the world over the Internet.

The Canterbury Management Team and Canterbury Board of Directors will continue to explore every viable opportunity to attempt to increase shareholder value.

Respectfully submitted,

Stanton M. Pikus                        Kevin J. McAndrew
President                               Executive Vice President

August 5, 1999
Medford, NJ  08055

Report of Independent Auditors

The Board of Directors and Stockholders
Canterbury Information Technology, Inc.


We have audited the accompanying consolidated balance sheets of Canterbury Information Technology, Inc. as of November 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended November 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canterbury Information Technology, Inc. at November 30, 1998 and 1997, and the consolidated results of its operations and cash flows for each of the three years in the period ended November 30, 1998, in conformity with generally accepted accounting principles.

                                             Ernst & Young, LLP




Philadelphia, Pennsylvania
February 26, 1999

      Summary Financial Information as of November 30, 1998


Cash and cash equivalents                         $      287,274
Accounts receivable, net                               1,141,544
Prepaid and other current assets                       1,985,269
                                                  --------------
     Total current assets                              3,414,087

Property and equipment net                             2,323,996
Goodwill, net                                          8,993,805
Deferred income tax benefit                            2,712,919
Other non-current assets                               8,255,608
                                                  --------------
     Total assets                                   $ 25,700,415
                                                  ==============
Accounts payable and accrued expenses             $      588,843
Income taxes payable                                      63,217
Unearned tuition income                                  954,128
Current portion, long-term debt                        1,738,565
                                                  --------------
     Total current liabilities                         3,344,753

Long-term debt and deferred tax liability              5,755,876
Stockholders' equity

     Total stockholders' equity                     $ 16,599,786
                                                  --------------
     Total liabilities and stockholders' equity     $ 25,700,415
                                                  ==============

Years ended November 30, 1998 and 1997

                                        1998           1997
                                        ----           ----
Net revenues                       $12,122,879    $12,423,452
Costs and expenses                   6,695,276      7,104,803
                                 -------------    -----------
Gross profit                         5,427,603      5,318,649
Selling                              1,984,836      2,032,510
General and administrative           3,798,612      4,318,455
                                 -------------    -----------
Total operating expenses             5,783,448      6,350,965
Other income (expenses)
    Interest income                    861,424        607,178
    Interest expense                  (394,925)      (490,552)
    Other                              470,849       (517,956)
                                  ------------    -----------
Total other income (expenses)          937,348       (401,330)
  Income (loss) before income taxes
    and discontinued operations        581,503     (1,433,646)
Provision/(benefit) for income taxes      -          (501,776)
Income (loss) from continuing
  operations                           581,503       (931,870)
                                  ------------    -----------
 Discontinued operations
  Loss from discontinued operations
    (less applicable income taxes
     benefit of $298,224)               -          (1,536,047)
                                 -------------    -----------
Net income (loss)                $     581,503    $(2,467,917)
                                 =============    ===========

Please refer to Canterbury Information Technology, Inc. financial statements in the November 30, 1998 Form 10-K Report, audited by
Ernst & Young, LLP, for footnotes, schedules and further information.

          Summary Financial Information as of November 30, 1998

Cautionary Statement
When used in this Report and in other public statements, both oral and written, by the Company and Company officers, the word "estimates," "project," "intend," "believe," "anticipate," and similar expressions, are intended to identify forward-looking statements regarding events and financial trends that may affect the Company's future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially. Such factors include, among others:
(1) the Company's success in attracting new business and success of its mergers and acquisitions program; (2) the competition in the industry in which the Company competes; (3) the Company's ability to obtain financing on satisfactory terms; (4) the sensitivity of the Company's business to general economic conditions; and (5) other economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices. The Company undertakes no obligations to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

LIQUIDITY AND CAPITAL RESOURCES
Working capital at November 30, 1998 was $69,000. This was a reduction of $2,569,000 from the previous year. Two significant factors caused this reduction. First, there was a reclassification of $2,700,000 of deferred income tax benefit from current to long term, to properly reflect the future utilization of net operating loss carryforwards. Secondly, based on the restructured loan agreement with Chase Bank, an additional $865,000 of bank debt has been classified as current.

The Company's outstanding amounts owed under the term loan and credit line with Chase Bank were due and payable at December 31, 1998. The Company and its lender have agreed to an extension of these agreements through December 1, 1999 subject to satisfactory documentation of the terms and conditions as agreed. The Company will continue to use its best efforts to replace its primary lender prior to that time.

Subsequent to November 30, 1998 the Company has paid $510,000 to reduce its term loan from $1,221,000 to $711,000 as of March 12, 1999. The Agreement calls for the Company to make additional payments in 1999 totaling $1,015,000 with the remaining balance of $2,470,000 due December 1, 1999. The term debt and the revolving credit line will accrue interest at prime plus 2.5% per annum.

On March 10, 1999 the Company completed a Private Placement Offering with non-affiliates for the issuance of 1,000,000 shares of common stock and the issuance of 200,000 shares as a finders
fee, all with registration rights.   The Company has received
proceeds of $600,000. The Company used $500,000 in proceeds to repay amounts under the term loan. The remaining amounts are intended to be used for further paydown of debt, general corporate purposes and for working capital.

Management believes that positive cash flow contributions from the Company's operating subsidiaries will be sufficient to cover cash flow requirements for fiscal 1999. There was no material commitment for capital expenditures as of November 30, 1998. Inflation was not a significant factor in the Company's financial statements.

Cash flow from continuing operations for the year ended November 30, 1998 was $406,125. This was the fourth consecutive year of positive cash from continuing operations. During the year, the Company reduced its long term bank debt by $549,000. For the past three years, the reduction in long term debt totals $5,395,000.

General Description Of The Year 2000 Issue And The Nature And
Effects Of The Year 2000 On Information Technology (IT) And
Non-IT Systems

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business practices.

The Company began addressing the Year 2000 Issue in 1997 on a decentralized basis at each of its subsidiaries. In 1998, the Company began monitoring progress on a corporate level. Based on assessments made since 1997, the Company determined that modifications to or in limited cases replacement of computer software and hardware was necessary to enable those systems to operate properly after December 31, 1999. The Company presently believes that with modifications to and replacement of existing software and hardware, the Year 2000 Issue can be mitigated. However, if such modifications and replacements are not made, or are not completed timely, the Year 2000 Issue may have a material impact on the operations of the Company.

The Company's plan to resolve the Year 2000 Issue involves the following four phases: assessment, remediation, testing, and implementation. To date, the Company has completed its assessment of all systems that could be significantly affected by the Year 2000. The assessment indicated that most of the Company's significant information technology systems could be affected, particularly the Company's registration/scheduling and accounting systems. The assessment also indicated that software and hardware (embedded chips) used in these applications were also at risk. The software developed and distributed by ATM/Canterbury is Y2K compliant. The Company's other training services are not at risk.

Status Of Progress In Becoming Year 2000 Compliant, Including
Timetable For Completion Of Each Remaining Phase

The following estimates of completion percentages and dates are based on the Company's best estimates. However, there can be no guarantee that these dates can be achieved and actual results may differ. For its information technology exposures, to date the Company is approximately 95% complete on the remediation phase and completed its software reprogramming and replacement by June 30, 1999. Once software is reprogrammed or replaced for a system, the Company begins testing and implementation. These phases run concurrently for different systems. To date, the Company has completed 100% of its testing and has implemented 95% of its remediated systems. Completion of the testing phase for all significant operating systems was completed by April 30, 1999, with all remediated systems fully tested and implemented by September 1, 1999.

Nature And Level Of Importance Of Third Parties And Their
Exposure To The Year 2000

The Company has surveyed its significant vendors as to their Year
2000 compliance. Based on the nature of their responses, the Company does not need to develop contingency plans.

Costs

The Company has utilized and will continue to utilize both internal and external resources to reprogram, or replace, test, and implement the software and operating equipment for Year 2000 modifications. Many of the program fixes were completed in conjunction with other projects and had little incremental cost. The Company estimates that incremental costs relating to Year 2000 projects to date approximate $25,000. These costs have been expensed as incurred. The Company expects to spend less than $50,000 on Year 2000 projects in fiscal 1999. Year 2000 costs are difficult to estimate accurately and the projected cost could change due to unanticipated technical difficulties, project delays, and third party non-compliance, among other things.

Risks

Management of the Company believes that it has an effective program in place to resolve the Year 2000 Issue in a timely manner. As noted above, the Company has not yet completed all necessary phases of its Year 2000 plan. Because of the range of possible issues and the large number of variables involved, it is impossible to quantify the potential cost of problems should the Company or its trading partners not properly complete their Year 2000 plans and become Year 2000 compliant. Such costs and any failure of compliance efforts could have a material adverse effect on the Company. The Company believes that the most likely risks of serious Year 2000 business disruption are external in nature, including continuity of utility, telecommunication and transportation services, and the potential failure of the Company's customers due to their own non-compliance or the non-compliance of their business partners. In the event the Company does not properly complete its Year 2000 efforts or is affected by the disruption of outside services, the Company could be unable to take orders, distribute goods, invoice customers or collect payments. In addition, disruptions in the economy generally resulting from Year 2000 could have a material adverse effect on the Company. The Company could be subject to litigation for computer systems failure. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

Contingency Plans

The Company is currently in process of developing contingency plans to address the above Year 2000 risks as necessary. The Company plans to evaluate the status of completion of its Year 2000 efforts by September 1, 1999 and to determine what contingency plans are necessary at that time. In the normal course of business, the Company has contingency plans for disruption of business events and intends to augment those plans with specific Year 2000 considerations.

RESULTS OF OPERATIONS

Fiscal 1998 Compared to Fiscal 1997

Revenues

Revenues decreased by $300,000 (2%) in fiscal 1998 over fiscal 1997. As previously discussed, new information technology goods and services are being introduced to our customers. This strategy of becoming a more complete provider of information technology services required the restructuring of the existing sales force. This has caused, in the short term, some revenue stagnation due to the recruiting, hiring and training process of the sales staff. The Company believes that this current investment will provide long-term benefits to the customers and, hence, revenues.

Costs and Expenses

Costs and expenses decreased by $409,000 (6%) in fiscal 1998 over the previous year. This most significant cause of this decrease was the reduction in rent expense of $476,000 in 1998 versus 1997. The reduction was due primarily to the Company recognizing in 1997 costs associated with terminating certain leases for its management training company's facilities. During 1998, the Company mitigated these costs, in part, through subleasing of the facility which resulted in a change in estimate of the previously recognized costs.

Selling expense decreased by $48,000 (2%) in fiscal 1998 over fiscal 1997 due to reduced marketing expenses related to CALC/Canterbury. During the year, the Company reduced the size and frequency of the catalog schedule mailing. This was accomplished by eliminating non-critical information contained in the publication due to the increased use of the Web site to research both class descriptions and dates.

General and administrative expense decreased by $520,000 (12%) in fiscal 1998 over fiscal 1997. Decreased legal expenses of $145,000, consulting fees of $194,000 and general public company/corporate expenses of $42,000 comprise the bulk of the reduction. The Company believes that the reduced level of these expenses will continue into fiscal 1999.

Interest income for fiscal 1998 increased by $254,000 (42%) over the prior year due to recognition of interest income on the portion of the Company's revolving credit facility with Chase Bank that was assumed by the owners of Landscape Maintenance Services. This income was not recognized in fiscal 1997.

Interest expense decreased by $96,000 (19%) in fiscal 1998 versus fiscal 1997. The reduction in outstanding borrowings on the term loan is the major cause for this reduction.

CORPORATE INFORMATION


WEB SITES

Corporate                canterburyciti.com
CALC/Canterbury Corp.    calctrain.com
ATM/Canterbury Corp.     atmcan.com
MSI/Canterbury Corp.     msitrain.com

CORPORATE HEADQUARTERS
1600 Medford Plaza
Medford, New Jersey  08055
(609) 953-0044; (Fax) 609-953-0062

TRANSFER AGENT
American Stock Transfer Trust & Company
6201 Fifteenth Avenue
Brooklyn, New York  11219

AUDITORS
Ernst & Young, LLP
2 Commerce Square
2001 Market Street
Suite 4000
Philadelphia, PA  19103

SEC FORM 10-K
The Company's annual report to the Securities and Exchange
Commission on Form 10-K and other financial information such as interim and annual reports to stockholders are available, without charge to stockholders, upon written request to:

             Canterbury Information Technology, Inc.
          1600 Medford Plaza, Medford, New Jersey  08055
              (609) 953-0044     Fax (609) 953-0062
                   Web site: canterburyciti.com

And are available on the Internet directly from the Securities and Exchange Commission's Web site: edgar.com